Corporate Law Center
Ronald Serota, Attorney
Corporate Securities Counsel
2620 Regatta Dr., Ste. 102
Las Vegas, NV 89128
(702) 869-0099
(702) 446-6071 FAX
www.CorporateSecurities.org

February 6, 2007

Goldie B. Walker
US Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Bridgefilms, Inc. Registration Statement on Form SB-2 Filed October 3, 2006 File No. 333-137755
Dear Ms. Walker:

We write on behalf of Bridgefilms, Inc. (the “Company”) in response to Staff's letter of February 2, 2006 by John D. Reynolds, Assistant Director of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form SB-2 (the “Comment Letter”). On behalf of the Company, we have filed with the Commission via the EDGAR system, a Third Amended Registration Statement on Form SB-2/A (the “Third Amended SB-2”). We enclose with this letter a copy of the Third Amended SB-2, plus a copy that has been redlined to show the changes from the previous filing.

The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the February 2, 2007 Comment Letter.

1.
WE NOTE IN THE THRID PARAGRAPH OF THE SECTION THE COMPANY’S INTENT TO COMPENSATE CREW MEMBERS WITH SHARES OF COMMON STOCK IN LIEU OF CASH, WHILE YOUR SUPPLIMENTAL RESONSE STATES THAT COMPENSTATON TO CREW MEMBERS WILL BE IN THE FORM OF CASH AND/OR STOCK. PLEASE AMEND THIS DISCLOSURE TO INCLUDE A REFERENCE TO BOTH CASH AND STOCK COMPENSTATION AS APPROPRIATE. ALSO, STATE IN THE PROSPECTUS HOW THE COMPANY INTENDS TO VALUE STOCK COMPENSATION. THE INTENDED CASH CONTRACTUAL PROVISION IS NOTED IN THE JANUARY 4, 2007 LETTER TO THE STAFF.

In response to this comment, the supplemental response is incorrect inasmuch as it conflicts with the disclosure provided in the Second Amended SB-2. As disclosed, the Company intends to compensate crew members through the issuance of common stock. If any one of the crew members insists on cash as part of the compensation package these costs are expected to be not payable until after the film has been completed. The Company revised its disclosure to indicate how it will value the common stock it intends to issue.

2.
PLEASE DISCUSS WHETHER OR NOT ANY IMPENDING ROYALTY AGREEMENTS ARE CURRENTLY UNDER NEGOTIATION WITH ANYONE CONCERNING RIGHTS TO USE THE FOOTAGE. IT IS NOTED THAT THE DISCLOSURE REGARDING THE DISTRUBUTION AGREEMENT CALLS FOR A PERCENTAGE OF ROYALTIES IN THE FURST FULL PARAGRAPH ON PAGE 35 OF THE PROSPECTUS.

In response to this comment, no negotiations have occurred to date with respect to royalty agreements for use of the footage.

3.	CLARIFY WHETHER THE EQUITY FINANCING NOTED IN THE SIXTH PARAGRAPH OF THIS SECTION INCLUDES PRIVATE OR PUBLIC EQUITY FINANCING.

In response to this comment, the equity financing noted in the sixth paragraph of the Plan of Operations section refers to private equity financing.

4.	WE NOTE YOUR RESPONSE TO COMMENT TO PRIOR COMMENT NUMBER 8. PLEASE REVISE THIS SECTION TO INDICATE THAT THE COMPANY HAS NO EXTERNAL SOURCES OF LIQUIDITY AS OF NOVEMBER 30, 2006.

In response to this comment, the Company revised its disclosure to indicate that it has no external sources of liquidity as of November 30, 2006.

5.	WE NOTE YOUR CONSENT, DATED JANUARY 4, 2006. PLEASE PROVIDE A CURRENTLY DATED CONSENT WITH ANY AMENDMENT TO THE REGISTRATION STATEMENT.

In response to this comment, a currently dated consent has been filed with the Third Amended SB-2.

General

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you should have any questions, or require further information, please do not hesitate to contact the undersigned.

Very truly yours,

Corporate Law Center

/s/ Ronald Serota
Ronald Serota, Esq.